UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Nouveau Monde Graphite Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

66979W842
(CUSIP Number)

Andrew Willis c/o Pallinghurst Graphite International Limited 23-25 Le Pollet St Peter Port, Guernsey GY1 1WQ +44 1481 740 520
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66979W842

1	NAMES OF REPORTING PERSONS
Pallinghurst Graphite International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,922,106 (See Item 5)
	8	SHARED VOTING POWER
5,618,907 (See Item 5)
	9	SOLE DISPOSITIVE POWER
5,922,106 (See Item 5)
	10	SHARED DISPOSITIVE POWER
5,618,907 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,541,013 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

CUSIP No. 66979W842

1	NAMES OF REPORTING PERSONS
Pallinghurst Graphite Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
- 0 - (See Item 5)
	8	SHARED VOTING POWER
5,618,907 (See Item 5)
	9	SOLE DISPOSITIVE POWER
- 0 - (See Item 5)
	10	SHARED DISPOSITIVE POWER
5,618,907 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,618,907 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common shares, no par value (the “Common Shares”) of Nouveau Monde Graphite Inc. (“NMG”), a corporation existing under the federal laws of Canada, whose principal executive offices are located at 481 rue Brassard, Saint-Michel-des-Saints, Quebec, Canada J0K 3B0.

Each Reporting Person was initially eligible pursuant to Section 13(d)(6)(B) and Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to file a report on Schedule 13G as a beneficial owner of more than five percent of Common Shares before NMG registered the Common Shares under Section 12(b) of the Exchange Act on May 21, 2021 (the “Registration”). Each Reporting Person is filing this Schedule 13D in lieu of a report on Schedule 13G because, as a result of additional acquisitions of Common Shares of NMG by the Reporting Persons following the Registration, the Reporting Persons acquired beneficial ownership of more than 2.0% of the Common Shares of NMG during the preceding 12-month period.

Item 2. Identity and Background.

(a)-(c), (f)

Reporting Persons

This Schedule 13D is being filed jointly by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”), pursuant to a Joint Filing Agreement (the “Joint Filing Agreement”), attached hereto as Exhibit 7.3, under which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with Rule 13d-1(k)(1) under the Exchange Act:

(i)	Pallinghurst Graphite International Limited, a private limited company organized under the laws of Guernsey (“Pallinghurst International”). Pallinghurst International’s principal executive offices are located at 23-25 Le Pollet, St Peter Port, Guernsey GY1 1WQ, Channel Islands. Pallinghurst International’s principal business is to make investments in the natural resources sector, with a specific focus on battery materials.

(ii)	Pallinghurst Graphite Limited, a limited liability company existing under the laws of England (“Pallinghurst Graphite”). Pallinghurst Graphite’s principal executive offices are located at 70 Pall Mall, St James’s, London SW1Y 5ES, United Kingdom. Pallinghurst Graphite’s principal business is to make investments in the natural resources sector, with a specific focus on battery materials. Pallinghurst Graphite is a direct, wholly-owned subsidiary of Pallinghurst International.

This filing shall not be deemed an admission that any of the Reporting Persons constitute a “group” for purposes of Section 13(d) or Section 13(g) of the Exchange Act.

Covered Individuals

Set forth below are the (i) name, (ii) citizenship, (iii) residence or business address and (iv) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted with respect to each of the directors of each Reporting Person as of the date of this filing (the “Covered Individuals”):

DIRECTORS

Name	Citizenship	Residence or Business Address	Present Principal Occupation or Employment and Name; Principal Business and Principal Address of Organization In Which Employment Is Conducted
Arne Hojriis Frandsen	Danish	23-25 Le Pollet St Peter Port Guernsey GY1 1WQ Channel Islands

Co-Founder and Managing Partner of The Pallinghurst Group

The Pallinghurst Group is an investor in the metals and natural resources sector with a key focus on battery materials – facilitating the vital, global shift towards sustainable energy storage. Its principal office is located at 70 Pall Mall, St James’s, London SW1Y 5ES, United Kingdom

Andrew Paul Willis	United Kingdom	23-25 Le Pollet St Peter Port Guernsey GY1 1WQ Channel Islands

Co-Founder and Managing Partner of The Pallinghurst Group

The Pallinghurst Group is an investor in the metals and natural resources sector with a key focus on battery materials – facilitating the vital, global shift towards sustainable energy storage. Its principal office is located at 70 Pall Mall, St James’s, London SW1Y 5ES, United Kingdom

(d) None of the Reporting Persons nor, to the respective Reporting Person’s best knowledge, any of the Covered Individuals as of the date of this Schedule 13D, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons nor, to the respective Reporting Person’s best knowledge, any of the Covered Individuals as of the date of this Schedule 13D, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information in Item 4 is incorporated by reference herein to the extent applicable.

Item 4. Purpose of Transaction.

Immediately before the Registration of the Common Shares of NMG on May 21, 2021, (i) Pallinghurst Graphite directly owned 5,552,241 Common Shares of NMG, and (ii) Pallinghurst International directly or indirectly owned 13,128,876 Common Shares of NMG (including 7,576,635 Common Shares of NMG owned directly, assuming the conversion in full of the principal amount of Bonds (defined below) outstanding at the time).

As a result of several transactions that took place following the Registration, Pallinghurst International and Pallinghurst Graphite have increased and/or decreased their respective shareholding positions in NMG’s capital stock over time. As of March 17, 2022, (i) Pallinghurst Graphite directly owned 5,618,907 Common Shares of NMG, or 10.2% of the total outstanding Common Shares of NMG, and (ii) Pallinghurst International directly or indirectly owned 11,541,013 Common Shares of NMG, or 20.9% of the total outstanding Common Shares of NMG (including 5,922,106 Common Shares of NMG, or 10.7% of the total outstanding Common Shares of NMG, owned directly by Pallinghurst International).

The tables below reflect the material acquisitions and dispositions (for the purposes of Section 13(d) of the Exchange Act) in Common Shares of NMG carried out directly by each of the Reporting Persons. This table covers transactions since June 23, 2021, when the Reporting Persons acquired beneficial ownership of more than 2.0% of the Common Shares of NMG during the preceding 12-month period and became obligated to file a report on Schedule 13D, rather than a report on Schedule 13G, with respect to their interest in the Common Shares of NMG. Transactions prior to June 23, 2021 are omitted because they predated the event obligating the Reporting Persons to file a Schedule 13D.

Pallinghurst Graphite

Date	Transaction Description	Number of Common Shares Acquired (Disposed)	Total Holdings After the Transaction	Price per Common Share	Total Acquisition (Disposition) Price	Source of Funds
June 23, 2021	Acquisition in public offering (1)	66,666	5,618,907	USD7.50	USD499,995	Working Capital

(1)	On June 23, 2021, NMG issued 7,915,000 Common Shares in an underwritten public offering, which included the partial exercise by the underwriters of their option to purchase additional Common Shares, at a price of USD7.50 per Common Share.

Pallinghurst International

Date	Transaction Description	Number of Common Shares Acquired (Disposed)	Total Holdings After the Transaction		Price per Common Share	Total Acquisition (Disposition) Price	Source of Funds
October 15, 2021	Conversion of Bonds (1)	1,875,000	7,576,635	(2)	CAD2.00	CAD3,750,000	—
October 15, 2021	Distribution to Pallinghurst International Shareholders (1)	(1,875,000)	5,701,635		—	—	—
October 18, 2021	Conversion of Bonds (1)	5,625,000	5,701,635	(2)	CAD2.00	CAD11,250,000	—
October 21, 2021	Conversion of Bonds (1)	220,471	5,922,106		CAD8.62	CAD1,900,463	—

(1)	On July 14, 2020, Pallinghurst Graphite, acting in its capacity as bare trustee for and on behalf of Pallinghurst International entered into a convertible bond subscription agreement with NMG (the “Pallinghurst Subscription Agreement”) pursuant to which NMG issued a secured convertible bond (the “Bond”) in the principal amount of CAD15 million on August 28, 2020 (the “Bond Transaction”), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Pursuant to the terms of the Bond, all or a portion of the principal amount could be converted into Common Shares of NMG for a period of 36 months. In October 2021, the Bond principal was converted in full in consideration of the issuance by NMG of 7,500,000 Common Shares in two tranches as follows: (i) a first tranche of 1,875,000 Common Shares on October 15, 2021 (partial conversion of outstanding principal amount) which was then distributed to Pallinghurst International shareholders on the same date; and (ii) a second tranche of 5,625,000 Common Shares on October 18, 2021 (partial conversion of outstanding principal amount). Additionally, 220,471 Common Shares were issued by NMG on October 21, 2021 (to settle the accrued and unpaid interest owed on the Bond of CAD1,900,463). Following conversion of the two tranches and settlement of the accrued and unpaid interest, all amounts payable pursuant to the Bond were settled in full.
(2)	The total number of Common Shares beneficially owned by Pallinghurst International did not change following the partial conversion of the Bond principal into 1,875,000 Common Shares and 5,625,000 Common Shares on October 15, 2021 and October 18, 2021 respectively because, as discussed in footnote (1) and pursuant to the terms of the Bond, Pallinghurst International had the right, at any time, to convert all or a portion of the Bond into such number of Common Shares. Accordingly, Pallinghurst was deemed at the time of the issuance of the Bond in August 2020 to be the beneficial owner of up to 7,500,000 Common Shares to be issued following the conversion of the outstanding principal amount of the Bonds, excluding capitalized interest, if any.

The Reporting Persons may, from time to time, take such actions regarding their investment in the Common Shares of NMG as they deem appropriate. These actions may include: (i) acquiring additional Common Shares and/or other equity, debt, notes, other securities or derivative or other instruments of NMG that are based upon or relate to the value of Common Shares (collectively, “Securities”) in the open market or otherwise, including in connection with business development transactions or financing commitments in relation thereto; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; (iv) exercising director appointment rights to the extent permitted under the Amended and Restated Investment Agreement (as described further in Item 6 of this Schedule 13D); or (v) proposing or considering one or more of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D. In determining whether to carry out any of the above-mentioned actions, the Reporting Persons may consider factors such as NMG’s financial position and strategic direction, actions taken by NMG’s board of directors, price levels of the Common Shares, conditions in the securities market and general economic and industry conditions.

Item 5. Interest in Securities of the Issuer.

(a)-(b)

	Beneficial Ownership of Common Shares of NMG (1)
	Beneficial Ownership		Voting and Dispositive Power
	Common Shares	Percentage (2)	Sole Power	Shared Power
Reporting Person:
Pallinghurst Graphite (3)	5,618,907	10.2%	0	5,618,907
Pallinghurst International (4)	11,541,013	20.9%	5,922,106	5,618,907

(1)	As of March 17, 2022.
(2)	Based on 55,216,217 Common Shares of NMG outstanding as of March 17, 2022 (as reported by NMG).
(3)	Pallinghurst Graphite, as the wholly-owned subsidiary of Pallinghurst International, may be deemed to share with Pallinghurst International voting and dispositive power with respect to the 5,618,907 Common Shares of NMG directly beneficially owned by Pallinghurst Graphite, or approximately 10.2% of NMG’s issued and outstanding Common Shares.
(4)	Pallinghurst International is the direct beneficial owner of 5,922,106 Common Shares of NMG, or approximately 10.7% of NMG’s issued and outstanding Common Shares, with respect to which it has sole voting and dispositive power. Pallinghurst International, as the sole shareholder of Pallinghurst Graphite, may be deemed the indirect beneficial owner of the 5,618,907 Common Shares of NMG directly beneficially owned by Pallinghurst Graphite, with respect to which Pallinghurst International shares with Pallinghurst Graphite voting and dispositive power.

	Beneficial Ownership of Common Shares of NMG (1)
	Beneficial Ownership		Voting and Dispositive Power
	Common Shares	Percentage	Sole Power	Shared Power
Covered Person:
Arne Hojriis Frandsen (2)	951,275	1.7% (3)	384,296	566,979
Andrew Paul Willis (4)	901,275	1.6% (5)	334,296	566,979

(1)	As of March 17, 2022.
(2)	Mr. Frandsen is the direct beneficial owner of: (i) 311,796 Common Shares of NMG; and (ii) 72,500 stock options, which are exercisable into 72,500 Common Shares of NMG. In addition, Mr. Frandsen holds an interest in a third party derivative instrument pursuant to which he has the option to acquire 566,979 Common Shares of NMG.
(3)	Based on 55,288,717 Common Shares of NMG, which includes 55,216,217 Common Shares of NMG outstanding as of March 17, 2022 (as reported by NMG), plus 72,500 Common Shares of NMG issuable upon the exercise of 72,500 stock options granted to Mr. Frandsen.
(4)	Mr. Willis is the direct beneficial owner of: (i) 311,796 Common Shares of NMG; and (ii) 22,500 stock options, which are exercisable into 22,500 Common Shares of NMG. In addition, Mr. Willis holds an interest in a third party derivative instrument pursuant to which he has the option to acquire 566,979 Common Shares of NMG.
(5)	Based on 55,238,717 Common Shares of NMG, which includes 55,216,217 Common Shares of NMG outstanding as of March 17, 2022 (as reported by NMG), plus 22,500 Common Shares of NMG issuable upon the exercise of 22,500 stock options granted to Mr. Willis.

In addition, on March 28, 2022, Mr. Frandsen and Mr. Willis were awarded 40,000 stock options and 22,500 stock options, respectively. Each option entitles the holder thereof to purchase one Common Share of NMG at a price of USD8.20 per common share for a period expiring on March 28, 2027.

Except as disclosed in this Schedule 13D, none of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any of the Covered Individuals, beneficially owns any Common Shares of NMG or has the right to acquire any Common Shares of NMG.

Except as disclosed in this Schedule 13D, none of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any of the Covered Individuals, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Common Shares of NMG that they may be deemed to beneficially own.

(c) Except as described herein, none of the Reporting Persons or, to the best of their knowledge, any of the Covered Individuals, has effected any transaction in the Common Shares of NMG during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pallinghurst Subscription Agreement

On July 14, 2020, Pallinghurst Graphite, acting in its capacity as bare trustee for and on behalf of Pallinghurst International entered into the Pallinghurst Subscription Agreement pursuant to which NMG issued a secured convertible bond in the principal amount of CAD15 million on August 28, 2020.

The Bond, which was settled in full in October 2021, was a three-year instrument and bore interest at a rate of 15% per annum, payable annually commencing on December 31, 2020. Accrued interest under the Bond was compounded daily, with the annual payment of interest made in cash or shares at NMG’s discretion. The principal amount, together with all accrued and unpaid or uncapitalized interest thereunder, would have been payable on August 28, 2023. NMG’s obligations under the Bond was secured by a mortgage interest in favor of Pallinghurst Graphite over substantially all of NMG’s movable and immovable assets.

The terms of the Bond provided that Pallinghurst Graphite had the right at any time to convert all or a portion of the Bond into such number of Common Shares equal to the principal amount being converted, divided by the conversion price of CAD2.00 per Common Share. NMG also had the right to convert all or a portion of any accrued and unpaid or uncapitalized interest under the Bond into Common Shares at the market price of the Common Shares (within the meaning provided in the Bond) at the future time of conversion subject to the TSX Venture Exchange approval at such time.

In October 2021, the Bond principal was converted in full in consideration of the issuance by NMG of 7,500,000 Common Shares in two tranches as follows: (i) a first tranche of 1,875,000 Common Shares on October 15, 2021 (partial conversion of outstanding principal amount) which was then distributed to Pallinghurst International shareholders on the same date; and (ii) a second tranche of 5,625,000 Common Shares on October 18, 2021 (partial conversion of outstanding principal amount). Additionally, 220,471 Common Shares were issued by NMG on October 21, 2021 (to settle the accrued and unpaid interest owed on the Bond of CAD1,900,463). Following conversion of the two tranches and settlement of the accrued and unpaid interest, all amounts payable pursuant to the Bond were settled in full.

This description of the Pallinghurst Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 99.25 to the Registration Statement on Form 40-F filed by NMG with the U.S. Securities and Exchange Commission (“SEC”) on May 14, 2021 (and is incorporated by reference herein as Exhibit 7.1).

Amended and Restated Investment Agreement

Upon closing of the Bond Transaction, an amended and restated investment agreement was entered into to amend the existing investment agreement entered into on April 2, 2019 (the “Amended and Restated Investment Agreement”). The Amended and Restated Investment Agreement provides that Pallinghurst Graphite is entitled to nominate three nominees to the Board of Directors of NMG so long as it holds (on an as-converted basis) more than 20% of the issued and outstanding Common Shares of NMG. In the event Pallinghurst Graphite holds less than 20% of the issued and outstanding Common Shares of NMG but greater than 10% of the issued and outstanding Common Shares of NMG (in each case on an as-converted basis assuming the conversion of the Bond), Pallinghurst Graphite shall be entitled to nominate two nominees to the Board of Directors. Pallinghurst Graphite shall no longer be entitled to nominate any nominee once its as-converted ownership falls below 10% of the issued and outstanding Common Shares of NMG. Under the Amended and Restated Investment Agreement, Pallinghurst Graphite has agreed to a lock-up restriction pursuant to which it was not allowed to sell or otherwise dispose of its Common Shares of NMG until August 28, 2021. Pallinghurst Graphite was also granted anti-dilution rights over subsequent equity offerings by NMG in order to maintain its relative ownership in shares of NMG on an as-converted basis. Such anti-dilution rights were in force until August 28, 2021. If Pallinghurst Graphite’s as-converted ownership falls below 10%, NMG and Pallinghurst Graphite shall cease to have any rights and obligations with respect to the anti-dilution rights granted under the Amended and Restated Investment Agreement.

On December 17, 2020, Pallinghurst Graphite’s rights and obligations under the Amended and Restated Investment Agreement were assigned to Pallinghurst International.

This description of the Amended and Restated Investment Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 99.98 to the Registration Statement on Form 40-F filed by NMG with the SEC on May 14, 2021 (and is incorporated by reference herein as Exhibit 7.2).

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
Exhibit 7.1	Convertible Bond Subscription Agreement between Pallinghurst Graphite Limited and Nouveau Monde Graphite Inc. dated July 14, 2020 (incorporated by reference to Exhibit 99.25 to the Registration Statement on Form 40-F filed by NMG with the SEC on May 14, 2021).
Exhibit 7.2	Amended and Restated Investment Agreement between Pallinghurst Graphite Limited and Nouveau Monde Graphite Inc. filed on April 30, 2021 (incorporated by reference to Exhibit 99.98 to the Registration Statement on Form 40-F filed by NMG with the SEC on May 14, 2021).
Exhibit 7.3	Joint Filing Agreement, dated as of April 1, 2022, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 1, 2022	Pallinghurst Graphite International Limited

	By:	/s/ Andrew Willis
		Name:	Andrew Willis
		Title:	Director

Date: April 1, 2022	Pallinghurst Graphite Limited

	By:	/s/ Arne H. Frandsen
		Name:	Arne H. Frandsen
		Title:	Director